UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D
		 Under the Securities Exchange Act of 934
			     (Amendment No. 20)*


			Red Lion Hotels Corporation
			     (Name of Issuer)

		  Common Stock, par value $0.01 per share
			(Title of Class of Securities)

				756764106
			      (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063

		 (Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)



				October 31, 2016
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. [X]


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 2 of 9


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				2,010,105  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,010,105  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,010,105

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	9.94%  (3)

14.	Type of Reporting Person
		PN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC (the "Adviser") has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,010,105 shares of Common Stock held directly Columbia Pacific Opportunity Fund, L.P. (the "Fund").

(3) Based on 20,229,014 shares of Common Stock outstanding as of July 29, 2016, as reported on the Company's Form 10-Q for the period ended June 30, 2016 and filed on August 3, 2016.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 3 of 9


1.	Names of Reporting Persons
	Columbia Pacific Real Estate Fund II, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Delaware

			7.  Sole Voting Power
				0

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				0

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	442,533  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	2.19%  (3)

14.	Type of Reporting Person
		PN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 442,533 shares of Common Stock held directly by Columbia Pacific Real Estate Fund II, L.P.

(3) Based on 20,229,014 shares of Common Stock outstanding as of July 29, 2016, as reported on the Company's Form 10-Q for the period ended June 30, 2016 and filed on August 3, 2016.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 4 of 9


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				2,010,105  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,010,105  (2)

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,452,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	12.12%  (3)

14.	Type of Reporting Person
               IA


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,010,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 20,229,014 shares of Common Stock outstanding as of July 29, 2016, as reported on the Company's Form 10-Q for the period ended June 30, 2016 and filed on August 3, 2016.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 5 of 9


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				2,010,105  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,010,105  (2)

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,452,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	12.12%  (3)

14.	Type of Reporting Person
               IN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,010,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 20,229,014 shares of Common Stock outstanding as of July 29, 2016, as reported on the Company's Form 10-Q for the period ended June 30, 2016 and filed on August 3, 2016.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 6 of 9


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				2,079,546  (2)(3)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,079,546  (2)(3)

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,522,079

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	12.47%  (4)

14.	Type of Reporting Person
               IN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,010,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Mr. D. Baty has the sole power to vote or direct the vote of, and to dispose or direct the disposition of 69,441 shares of Common Stock held directly by him

(4) Based on 20,229,014 shares of Common Stock outstanding as of July 29, 2016, as reported on the Company's Form 10-Q for the period ended June 30, 2016 and filed on August 3, 2016.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 7 of 9


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				2,010,105  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			442,533  (2)
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				2,010,105  (2)

			10. Shared Dispositive Power
				442,533  (2)


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,452,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	12.12%  (3)

14.	Type of Reporting Person
               IN


(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,010,105 shares of Common Stock held directly by the Fund and the 442,533 shares of Common Stock attributable to the Real Estate Fund.

(3) Based on 20,229,014 shares of Common Stock outstanding as of July 29, 2016, as reported on the Company's Form 10-Q for the period ended June 30, 2016 and filed on August 3, 2016.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 8 of 9

				EXPLANATORY NOTE

       This Amendment No. 20 amends and supplements the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Real Estate Fund II, L.P., a Delaware limited partnership (the "Real Estate Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010, July 21, 2010, October 18, 2010,
December 1, 2010, January 20, 2011, May 10, 2011, July 7, 2011, August 29, 2011,
October 13, 2011, November 15, 2011, February 28, 2012, September 7, 2012, December 4 2012, December 10 2012, January 21, 2015 (January 21 is the first filing the Real Estate Fund became part of the Reporting Persons), January 22, 2015 and June 17, 2015 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company").

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 4.	Purpose of Transaction

	Item 4 is hereby amended to add the following:

The Columbia Pacific Opportunity Fund, L.P. sold 500,000 shares at $7.90 per share in a private transaction to HNA RLH Investments LLC.


Item 5.	Interest in Securities of the Issuer

	The responses set forth in Items 5(c) of the Schedule 13D are hereby replaced in its entirety by the following:

	(c) The Reporting Persons have not made any transactions in the shares of Common Stock on behalf of the Fund or the Real Estate Fund in the past 60 days with the exception of the private transaction mentioned in Item 4.









--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 9 of 9



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 2, 2016		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

			By:  	Columbia Pacific Advisors, LLC
				General Partner


				/s/ Alexander B. Washburn
			Name:  	Alexander B. Washburn
			Title: 	Managing Member



				COLUMBIA PACIFIC REAL ESTATE FUND II, L.P.

			By:  	Columbia Pacific Advisors, LLC
				Investment Manager


				/s/ Alexander B. Washburn
			Name:	Alexander B. Washburn
			Title: 	Managing Member



				COLUMBIA PACIFIC ADVISORS, LLC


			By:	/s/ Alexander B. Washburn
			Name:  	Alexander B. Washburn
			Title: 	Managing Member



				/s/ Alexander B. Washburn
				Alexander B. Washburn



				/s/ Daniel R. Baty
				Daniel R. Baty



				/s/ Stanley L. Baty
				Stanley L. Baty